UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On April 9, 2015, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) issued a press release announcing that it had agreed to acquire CynoGen, Inc. (d/b/a PersonalizeDx) from Prelude Corporation, a Fjord Ventures portfolio company. On April 14, Rosetta issued a press release announcing that it had closed the acquisition of CynoGen, Inc. The purchase price included $2.0 million in cash, 500,000 of Rosetta’s ordinary shares and the provision of certain assets and services to Prelude Corporation.

A copy of each press release is filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Exhibits

Exhibit

Number	Description of Exhibit
99.1	Press release dated April 9, 2015.
99.2	Press release dated April 14, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 14, 2015	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary